

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2022

Yang Chong Yi
Chief Executive Officer
Nhale, Inc.
42 Mott Street
4th Floor
New York, NY 10013

   Re: Nhale, Inc.
     Amendment No. 4 to Registration Statement on Form 10-12G
     Filed January 21, 2022
     File No. 000-56324

Dear Dr. Chong Yi:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Amendment No. 4 to Registration Statement on Form 10-12G filed January 21, 2022

Introductory Comment, page ii

1. We note your response to comment 2, as well as your amended disclosure regarding the China Securities Regulatory Commission (the "CSRC"). Please make the following additional revisions:

- Please disclose whether you or your subsidiaries are required to obtain from Chinese authorities (other than the CSRC) any other permissions or approvals to operate your business and/or offer the securities being registered to foreign investors.

- Please disclose whether you or your subsidiaries have received such permissions or approvals from Chinese authorities (other than the CSRC).

- Please disclose the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain the approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

- Please disclose, if true, that the CSRC rules are still in draft form.

2. We note your response to comment 3, as well as your amended disclosure, and we have the following comments:

- You disclosure states that "[y]our auditor is in the United States and not subject to the HFCAA ruling" (emphasis added). Please revise this statement to disclose that your auditor is not subject to the determinations announced by the PCAOB on December 16, 2021, if true (emphasis added). In this regard, we note that such determinations are distinct from the final HFCAA amendments adopted by the SEC on December 2, 2021.

- Your disclosure states that "if [you] decide to engage an auditor whose office is located in mainland China and in Hong Kong, a Special Administrative Region of the People's Republic of China, [you] will be subject to HFCAA" (emphasis added). Please revise this statement to disclose that you may be subject to the HFCAA if you are identified as a "Commission-Identified Issuer" in accordance with such HFCAA amendments, if true (emphasis added).

- Please make conforming changes to the last paragraph on page 5 of the registration statement.

Item 1A. Risk Factors
"Our Auditor is U.S based and registered with the PCAOB so Our Company is Subject to PCAOB Inspections . . . ", page 5

3. We note your response to comment 7, as well as your amended disclosure that "CHJI could be subject to its securities being prohibited from trading." Please revise your disclosure to state that NHLE could be subject to its securities being prohibited from trading, if true.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian Fetterolf at 202-551-6613 or Dietrich King at 202-551-8071 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rhonda Keaveney